MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX RECEIVES APPROVAL TO INITIATE MX-4509 PHASE I/II STUDY

Vancouver, BC, CANADA & San Diego, CA, USA - April 28, 2005- MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has received a Letter of Authorization from Health Canada for a clinical trial application (CTA) to begin a Phase I/II human clinical study with MX-4509, a compound in development for the treatment of neurodegenerative diseases.

About the Clinical Study

The study will be a placebo controlled double-blinded 21 day study assessing the effect of MX-4509 on oxidative stress markers, as well as assess the safety and tolerability of the compound in approximately 14 patients with mild to moderate Alzheimer's disease. Oxidative stress has been associated with the pathogenesis of Alzheimer's disease, Friedreich's ataxia, Parkinson's disease and other neurodegenerative diseases. The study is being conducted in Alzheimer's patients to assess the ability of MX-4509 to moderate oxidative stress. The study is planned to start mid calendar year 2005 with results from the study expected in the fourth quarter of calendar 2005.

About MX-4509

MX-4509 is an orally-administered drug candidate being developed for the treatment of neurodegenerative diseases. MX-4509 was well tolerated in a Phase I clinical trial and has demonstrated neuroprotective activity in cellular and animal models of neuroprotection. We expect to generate clinical and non-clinical data that will allow us to advance MX-4509 into further clinical trials for one or more of several neurodegenerative disorders, including Friedreich's ataxia, Alzheimer's disease, and Parkinson's disease.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I/II) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

"Jim DeMesa"

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: starting the MX-4509 phase I/II clinical trial mid calendar year 2005 with results expected in the fourth quarter of calendar 2005 and generating clinical and non-clinical data that will allow us to advance MX-4509 into further clinical trials for one or more of several neurodegenerative disorders including Friedreich's ataxia, Alzheimer's disease, and Parkinson's disease. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: future capital needs; uncertainty of future funding; uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company's Preliminary Prospectus, Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.